Exhibit 99.5

Bitfarms Reports Second Quarter 2023 Results

- Mines 1,223 BTC and grows HODL 114 BTC to 549 BTC in Q2 2023 -

- Achieves 5.3 EH/s at June 30, 2023, up 10% from March 31, 2023 -

- Sets target of 7.0 EH/s in Q1 2024 -

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated August 16, 2021 to its short form base shelf prospectus dated August 12, 2021.

Toronto, Ontario and Brossard, Québec (August 8, 2023) - (GLOBE NEWSWIRE) — Bitfarms Ltd. (NASDAQ: BITF // TSX: BITF), a vertically integrated global bitcoin company, reported its financial results for the second quarter ended June 30, 2023, with revenue of $35 million, net loss of $25 million, and Adjusted EBITDA* of $8 million. All financial references are in U.S. dollars.

“During the second quarter, we continued our strategy of leading into the next BTC halving responsibly deploying capital to drive greater operating efficiencies in conjunction with geographic expansion and diversification,” said Geoff Morphy, President and CEO of Bitfarms. “With ongoing investments in infrastructure and fleet upgrades, we increased our hashrate by 10% during Q2 2023 to 5.3 EH/s as of June 30, 2023, and as BTC prices continued to recover amidst increases in network difficulty, our low operating cost model drove Adjusted EBITDA* to $8 million, up from $7 million in Q1 2023. Averaging 13.4 BTC mined per day in Q2 2023, we mined a total of 1,223 BTC in the quarter. Continuing to position our company for opportunistic development across multiple jurisdictions, we increased financial liquidity and flexibility by paying down indebtedness and retaining a portion of BTC from production. We added to our BTC holdings each month in Q2 2023, as gross mining profit* of $14 million and gross mining margin* of 42% supported continued HODLing as we added 114 BTC to treasury during the quarter.

“In July, we acquired contracts for up to 150 MW of low-cost, eco-friendly hydropower in Paraguay, which is a highly attractive market with substantial potential for development. Based on our experience, Paraguay has among the lowest build-out costs, quickest project timelines to completion, and a straightforward importation regime. In August we initiated our deployment plan for a new 50 MW farm at Paso Pe in Paraguay with a 30 MW air-cooled facility along with the purchase of 20 MW of MicroBT hydro-cooling miners and containers. As we expect to commission this farm in Q1 2024, we are introducing a target hashrate of 7.0 EH/s by the end of March 2024.

“In Rio Cuarto, Argentina, we ramped production to 29 MW and became a self-importer of miners to reduce costs and simplify the importation process. To support our target of 6.3 EH/s in Q3 2023, we have approximately 7,500 miners en route and in the process of being installed at Rio Cuarto and at Baie-Comeau, Québec.

“In summary, we are projecting 20% sequential growth in our hashrate in Q3 2023 as we execute against our fleet expansion and upgrade plans. With Paso Pe expected to come online in Q1 2024 and as we evaluate other diverse development opportunities, we are poised for further growth,” Morphy concluded.

Financial Highlights for the Quarter ended June 30, 2023

●	Total revenue of $35 million, compared to $30 million in Q1 2023, reflecting higher hashrate and average BTC prices, partially offset by a decrease in total BTC produced.
●	Gross mining profit* and gross mining margin* of $14 million and 42%, respectively, compared to $12 million and 42% in Q1 2023, respectively.

●	General and administrative (G&A) expenses of $9 million, including non-cash share-based compensation of $2 million, up 10% from Q1 2023.

●	Operating loss of $25 million, including $10 million in impairment charges, compared to an operating loss of $15 million in Q1 2023, which included a $1 million realized gain on disposition of digital assets and a $3 million reversal of revaluation loss on digital assets.
●	Net loss of $25 million, or ($0.10) per basic and diluted share, compared to $2 million, or ($0.01) per basic and diluted share, in Q1 2023.
●	Non-IFRS Adjusted EBITDA* of $8 million, or 22% of revenue, compared to $7 million, or 22% of revenue, in Q1 2023.
●	The Company mined 1,223 BTC at an average direct cost of production per BTC**** of $15,700, compared to $12,500 in Q1 2023.
●	Total cash costs of production, including G&A expenses, per BTC were $21,800 in Q2 2023, up from $17,600 in Q1 2023.

Liquidity as of June 30, 2023

The Company held $31 million in cash and 549 BTC valued at approximately $17 million based upon a BTC price of approximately $30,500 as of June 30, 2023.

Q2 2023 Financing Activities

●	Sold 1,109 BTC at an average price of $27,900 per BTC for total proceeds of $31 million, a portion of which was used to repay equipment related indebtedness.
●	Paid down $5 million in equipment related indebtedness, reducing the total outstanding balance to $16 million as of June 30, 2023.
●	Held $19 million in remaining credits for pre-paid deposits to be applied against future Miner purchase agreements as of June 30, 2023.
●	Raised $22 million in net proceeds through the Company’s at-the-market equity offering program.

Financing Activities Subsequent to Q2 2023

●	Sold production totaling 333 BTC during July 2023, generating proceeds of $10 million.
●	Added 45 BTC to treasury in July 2023, increasing BTC in custody to 594, representing a total value of $17 million based on a BTC price of $29,200, on July 31, 2023.
●	To support accretive growth, raised $26 million in net proceeds through the Company’s at-the-market equity offering program during July 2023 through August 7, 2023.

Q2 2023 and Recent Operating Highlights

●	Operations
●	Reached 5.3 EH/s corporate hashrate as of June 30, 2023.
●	Averaged 13.4 BTC per day in daily production for Q2 2023.
●	Mined 378 BTC in July 2023.

●	Miners
●	Imported and installed approximately 5,100 new M30S Whatsminer miners into Argentina in Q2 2023 which increased capacity over 100% to 29 MW and added approximately 510 PH/s to the Rio Cuarto facility, bringing its total hashrate to approximately 700 PH/s.
●	Purchased approximately 12,500 new high efficiency miners with a blended energy efficiency of 30 W/TH at an average direct cost $13.94/TH, with approximately 7,800 miners for deployment to Argentina and approximately 4,700 miners for deployment to Canada, in both cases in Q2 2023.
●	Purchased 8 MicroBT 2.4 MW Hydro Containers and 1,920 MicroBT M53S+ Hydro Miners in August for deployment to new Paso Pe farm in Paraguay.

●	Expansion Strategy
●	Became a self-importer of miners in Argentina, reducing the cost and facilitating the importation of miners, and terminated existing contracts with importation brokers, resulting in a $7 million impairment loss on short-term prepaid deposits.
●	Purchased Baie-Comeau facility and initiated production in July.
●	Acquired two Power Purchase Agreements for up to 150 MW of hydropower in Paraguay in July and initiated deployment plan in August for new 50 MW farm at Paso Pe.

Quarterly Operating Performance

	Q2 2023	Q1 2023	Q2 2022
Total BTC mined	1,223	1,297	1,257
Average Watts/Average TH efficiency**	37	39	39
BTC sold	1,109	1,267	3,357

	As of June 30,	As of March 31,	As of June 30,
	2023	2023	2022
Operating EH/s	5.3	4.8	3.6
Operating capacity (MW)	207	188	160
Hydropower (MW)	178	178	160

Quarterly Average Revenue*** and Cost of Production per BTC****

	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022
Avg. Rev***/BTC	$28,000	$22,500	$18,100	$21,300	$32,700
Direct Cost****/BTC	$15,700	$12,500	$11,100	$9,600	$10,100
Cash Cost/BTC	$21,800	$17,600	$16,800	$14,500	$17,200

Conference Call

Management will host a conference call and live webcast with an accompanying presentation today, Tuesday, August 8, 2023, at 11 a.m. ET to review the Company’s financial results and quarterly activity. Following management’s formal remarks there will be a live question-and-answer session, which may include pre-submitted questions.

Participants are asked to preregister for the call through the following link:

Q2 2023 Conference Call

Please note that registered participants will receive their dial in number upon registration and will dial directly into the call without delay. Those without internet access or who are unable to preregister may dial in by calling: 1-866-777-2509 (domestic), 1-412-317-5413 (international). All callers should dial in approximately 10 minutes prior to the scheduled start time and ask to be joined into the Bitfarms call.

The conference call will also be available through a live webcast found here:

Live Webcast

A webcast replay of the call will be available approximately one hour after the end of the call and will be available for one year, at the above webcast link. A telephonic replay of the call will be available through August 16, 2023 and may be accessed by calling 1-877-344-7529 (domestic) or 1-412-317-0088 (international) or Canada (toll free) 855-669-9658 and using access code 4369556. A presentation of the Q2 2023 results will be accessible on Tuesday, August 8, 2023, under the “Investors” section of Bitfarms’ website.

* Gross mining profit, gross mining margin, EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS financial measures or ratios and should be read in conjunction with, and should not be viewed as alternatives to or replacements of measures of operating results and liquidity presented in accordance with IFRS. Readers are referred to the reconciliations of non-IFRS measures included in the Company’s MD&A and at the end of this press release.

** Average Watts represents the energy consumption of Miners

*** Average revenue per BTC is for mining operations only and excludes Volta revenue.

**** Direct Cost of Production per BTC represents the direct cost of Bitcoin based on the total electricity costs divided by the total number of Bitcoin mined.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global, publicly traded (NASDAQ/TSX: BITF) Bitcoin mining company. Bitfarms develops, owns, and operates vertically integrated mining farms with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 11 operating farms and 2 farms in development located in four countries: Canada, the United States, Paraguay, and Argentina. Powered by predominantly environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable, locally based, and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Glossary of Terms

●	BTC BTC/day = Bitcoin or Bitcoin per day
●	EH or EH/s = Exahash or exahash per second
●	MW or MWh = Megawatts or megawatt hour
●	PH or PH/s = Petahash or petahash per second
●	TH or TH/s = Terahash or terahash per second
●	w/TH = Watts per Terahash
●	KWh = Kilowatt per hour

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding projected growth, target hashrate, opportunities relating to the Company’s expansion in Paraguay, Argentina and Quebec, other growth opportunities and prospects, and other statements regarding future growth, plans and objectives of the Company are forward-looking information. Other forward-looking information includes, but is not limited to, information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the potential resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment for cryptocurrency in the applicable jurisdictions.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “should”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the availability of financing opportunities, risks associated with economic conditions, dependence on management and conflicts of interest, the ability to service debt obligations and maintain flexibility in respect of debt covenants; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; conflict of interests with directors and management; government regulations and approvals; the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market equity offering program (the “ATM Program”) and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors that could impact future results of the business of Bitfarms include, but are not limited to: the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company’s profitability; the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the annual information form for the year-ended December 31, 2022, filed on March 21, 2023 and the MD&A for three-month period ended June 30, 2023. The Company has also assumed that no significant events occur outside of Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts:

LHA Investor Relations

David Barnard

+1 415-433-3777

Investors@bitfarms.com

Actual Agency

Noor Dar

+ 1 516-270-4009

mediarelations@bitfarms.com

Québec Media: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca

Bitfarms Ltd. Consolidated Financial & Operational Results

	Three months ended June 30,				Six months ended June 30,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change	2023	2022	$ Change	% Change

Revenues	35,479	41,815	(6,336)	(15)%	65,529	82,144	(16,615)	(20)%
Cost of revenues	41,519	32,311	9,208	28%	79,922	55,603	24,319	44%
Gross (loss) profit	(6,040)	9,504	(15,544)	(164)%	(14,393)	26,541	(40,934)	(154)%
Gross margin (1)	(17)%	23%	—	—	(22)%	32%	—	—

Operating expenses
General and administrative expenses	9,155	15,392	(6,237)	(41)%	17,515	29,235	(11,720)	(40)%
Realized loss on disposition of digital assets	—	77,880	(77,880)	(100)%	—	77,914	(77,914)	(100)%
(Reversal of) revaluation loss on digital assets	—	70,475	(70,475)	(100)%	(2,695)	66,773	(69,468)	(104)%
(Gain) loss on disposition of property, plant and equipment	(7)	948	(955)	(101)%	1,559	936	623	67%
Impairment on short-term prepaid deposits and property, plant and equipment	9,982	—	9,982	100%	9,982	—	9,982	100%
Impairment on goodwill	—	17,900	(17,900)	(100)%	—	17,900	(17,900)	(100)%
Operating loss	(25,170)	(173,091)	147,921	(85)%	(40,754)	(166,217)	125,463	(75)%
Operating margin (1)	(71)%	(414)%	—	—	(62)%	(202)%	—	—

Net financial income	(182)	(11,857)	11,675	(98)%	(12,370)	(15,940)	3,570	(22)%
Net loss before income taxes	(24,988)	(161,234)	136,246	(85)%	(28,384)	(150,277)	121,893	(81)%

Income tax recovery	(94)	(19,316)	19,222	(100)%	(424)	(12,878)	12,454	(97)%
Net loss	(24,894)	(141,918)	117,024	(82)%	(27,960)	(137,399)	109,439	(80)%

Basic and diluted loss per share (in U.S. dollars)	(0.10)	(0.70)	—	—	(0.12)	(0.69)	—	—
Change in revaluation surplus - digital assets, net of tax	579	—	579	100%	2,391	—	2,391	100%
Total comprehensive loss, net of tax	(24,315)	(141,918)	117,603	(83)%	(25,569)	(137,399)	111,830	(81)%

Gross Mining profit (2)	14,329	27,160	(12,831)	(47)%	26,514	57,300	(30,786)	(54)%
Gross Mining margin (2)	42%	66%	—	—	42%	71%	—	—
EBITDA (2)	(3,437)	(138,831)	135,394	(98)%	15,487	(111,798)	127,285	114%
EBITDA margin (2)	(10)%	(332)%	—	—	24%	(136)%	—	—
Adjusted EBITDA (2)	7,672	19,703	(12,031)	(61)%	14,241	42,001	(27,760)	(66)%
Adjusted EBITDA margin (2)	22%	47%	—	—	22%	51%	—	—

nm: not meaningful

(1) Gross margin and Operating margin are supplemental financial ratios; refer to section 9 - Non-IFRS and Other Financial Measures and Ratios of the Company’s MD&A.

(2) Gross Mining profit, Gross Mining margin, EBITDA, EBITDA margin, Adjusted EBITDA, and Adjusted EBITDA margin are non-IFRS measures or ratios; refer to section 9 - Non-IFRS and Other Financial Measures and Ratios of the Company’s MD&A.

Bitfarms Ltd. Reconciliation of Consolidated Net Income (loss) to EBITDA and Adjusted EBITDA

	Three months ended June 30,				Six months ended June 30,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change	2023	2022	$ Change	% Change

Revenues	35,479	41,815	(6,336)	(15)%	65,529	82,144	(16,615)	(20)%

Net loss before income taxes	(24,988)	(161,234)	136,246	(85)%	(28,384)	(150,277)	121,893	(81)%
Interest expense	1,023	4,546	(3,523)	(77)%	2,643	7,556	(4,913)	(65)%
Depreciation expense	20,528	17,857	2,671	15%	41,228	30,923	10,305	33%
EBITDA	(3,437)	(138,831)	135,394	(98)%	15,487	(111,798)	127,285	114%
EBITDA margin	(10)%	(332)%	—	—	24%	(136)%	—	—
Share-based payment	2,462	7,927	(5,465)	(69)%	4,998	14,032	(9,034)	(64)%
Realized loss on disposition of digital assets	—	77,880	(77,880)	(100)%	—	77,914	(77,914)	(100)%
Impairment on short-term prepaid deposits and property, plant and equipment	9,982	—	9,982	100%	9,982	—	9,982	100%
(Reversal of) revaluation loss on digital assets	—	70,475	(70,475)	(100)%	(2,695)	66,773	(69,468)	(104)%
Impairment on goodwill	—	17,900	(17,900)	(100)%	—	17,900	(17,900)	(100)%
Gain on extinguishment of long-term debt and lease liabilities	—	—	—	—	(12,835)	—	(12,835)	(100)%
Gain on disposition of marketable securities	(4,955)	(19,705)	14,750	(75)%	(7,126)	(30,642)	23,516	(77)%
Net financial expenses and other	3,620	4,057	(437)	(11)%	6,430	7,822	(1,392)	(18)%
Adjusted EBITDA	7,672	19,703	(12,031)	(61)%	14,241	42,001	(27,760)	(66)%
Adjusted EBITDA margin	22%	47%	—	—	22%	51%	—	—

nm: not meaningful

Bitfarms Ltd. Calculation of Gross Mining Profit and Gross Mining Margin

	Three months ended June 30,				Six months ended June 30,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change	2023	2022	$ Change	% Change
Gross (loss) profit	(6,040)	9,504	(15,544)	(164)%	(14,393)	26,541	(40,934)	(154)%
Non-Mining revenues (1)	(1,236)	(767)	(469)	61%	(2,078)	(1,371)	(707)	52%
Depreciation expense	20,528	17,857	2,671	15%	41,228	30,923	10,305	33%
Purchases of electrical components and other	622	260	362	139%	946	572	374	65%
Electrician salaries and payroll taxes	455	306	149	49%	811	635	176	28%
Gross Mining profit	14,329	27,160	(12,831)	(47)%	26,514	57,300	(30,786)	(54)%
Gross Mining margin	42%	66%	—	—	42%	71%	—	—

(1)	Non-Mining revenues reconciliation:

	Three months ended June 30,				Six months ended June 30,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change	2023	2022	$ Change	% Change
Revenues	35,479	41,815	(6,336)	(15)%	65,529	82,144	(16,615)	(20)%
Less Mining related revenues for the purpose of calculating gross Mining margin:
Mining revenues	(34,243)	(41,048)	6,805	(17)%	(63,451)	(80,773)	17,322	(21)%
Non-Mining revenues	1,236	767	469	61%	2,078	1,371	707	52%